Mail Stop 3561

December 20, 2006

Virginia F. Perry, President
Bridgefilms, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re:** **Bridgefilms, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 17, 2006**
> **File No. 333-137755**

Dear Mr. Perry:

We have limited our review of your filing to items relating to certain terms of your offering and have the following comments.

Plan of Operation

1. Please provide the status of any negotiations involving royalty positions instead of cash with production crew. Also, state the amount of cash expected to be made available to the company from engaging in royalty positions or even stock compensation. Discuss in the third paragraph of this section, the timeline for effecting any royalty arrangements or for stock compensation.

2. Revise to address the amount of expected production costs in the last paragraph on page 33.

3. We note your projected budget of $96,680 regarding the initial film. We also note your statement that the cash on hand of $25,540 is "sufficient to complete our business plan through the end of 2007" and that you indicate that you plan to have completed Fury on

Earth by October 2007. Finally, we note that you have working capital deficit of $96,205 as of August 31, 2006. We do not understand your statement that the cash on hand is sufficient to complete your business plan through the end of 2007. Please revise to clarify how you plan on completing your initial film project with your current amount of working capital. We may have further comment.

4. Please revise to indicate how you intend to finance the noted milestones.

Liquidity and Capital Resources

5. Please discuss the rate of interest Ms. Perry expects to receive as a result of the company's indebtedness.

6. Please revise this section to address how long the company can satisfy its cash requirements.

7. We note your statement that "we believe that we have sufficient capital resources to sustain our operations for the next twelve months without having to raise additional capital." It appears to us that your plan of operations will require additional funding to finance your initial film. Revise your statement as appropriate or advise us how you will complete your initial film project with the amount of funding currently available.

8. Briefly address whether there are any external sources of liquidity.

9. We note your statement that the $50,000 note payable is not due until December 1, 2007 so it will not affect our cash needs for the next twelve months and that the note has accrued interest of $25,775 as of August 31, 2006. Please update your discussion. We note that the payment of the note and its accrued interest are in your plan of operations for the next 12 months.

Financial Statements
General

10. We read your response to comment 5; however, you have not met the minimum disclosure requirements of SFAS 154, paragraphs 25 and 26. Please revise. Also, please advise your auditors that their audit opinion must refer to the restatement.

Notes to Financial Statements

11. Please revise your notes to the financial statements to disclose your fiscal year end.

Other

12. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Signatures

13. We note your response to comment 2. As required by Instruction 1 to the Signature requirements of the Form, the signature of the principal financial officer must also be included. Please include the appropriate signature or title.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Ronald Serota, Esq.
        Fax: (702) 446-6071